Bluebell publishes its response to BlackRock's Opposition Statement AGM Item 6 (Amend Bylaws for Independent Chair)

Bluebell Capital Partners publishes response to BlackRock's Opposition Statement on AGM Item 6 ("Amend Bylaws to Require Independent Board Chair")

LONDON, UNITED KINGDOM, April 9, 2024 /EINPresswire.com/ -- Bluebell Capital Partners has published on its website its response to BlackRock's Statement of Opposition complemented by a presentation on our proposal to amend BlackRock's Bylaws requiring an independent Board Chair (Item 6, BlackRock's 2024 AGM).

> " The reasons provided by BlackRock in their Opposition Statement are pretextual, unfounded, and contrary to the interests of shareholder"
>
> *Bluebell Capital Partners' Co-CIO Giuseppe Bivona*

For the upcoming AGM on May 15, 2024, BlackRock's shareholder Bluebell Capital Partners has submitted a proposal to separate the roles of Chair and CEO, advocating for the appointment of an independent Chair, effective as of BlackRock's AGM in 2025. In response, BlackRock's Board of Directors on April 4, 2024, issued an Opposition Statement, urging shareholders to reject the resolution.

Bluebell Capital Partners believe the separation of the role of Chair and CEO, with the appointment of an independent Chair, is absolutely necessary to put an end to the evidenced lack of independent oversight, the malfunctioning of BlackRock's corporate governance, and the many contradictions between its ESG rhetoric and implementation.

Bluebell Capital Partners is urging BlackRock's shareholders to vote "FOR" to the proposed resolution (BlackRock AGM 2024, Item 6, "Amend Bylaws to Require Independent Board Chair").

Matt Low
Bluebell Capital Partners Limited
+44 20 3826 0104

matt.low@bluebellcp.com

This press release can be viewed online at: https://www.einpresswire.com/article/702360849